                                    UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549

                                     SCHEDULE 13D

                      Under the Securities Exchange Act of 1934
                                  (Amendment No.  )


                            Norland Medical Systems, Inc.
--------------------------------------------------------------------------------
                                  (Name of Company)


                                     Common Stock
--------------------------------------------------------------------------------
                            (Title of Class of Securities)


                                     656031 10 1
                         ------------------------------------
                                    (CUSIP Number)

                                  Reynald G. Bonmati
                                    Premium Point
                               New Rochelle, NY  10801
                                    (914) 576-1595



--------------------------------------------------------------------------------
                    (Name, Address and Telephone Number of Person
                  Authorized to Receive Notices and Communications)

                                  December 31, 1998
                         ------------------------------------
                         (Date of Event which Requires Filing
                                  of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / / .

NOTE:   Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No.  656031-10-1                                           Page


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Norland Medical Systems B.V.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) / /
                                                                         (b) /X/

--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     00
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or (e)                                                             / /

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     A Netherlands corporation
--------------------------------------------------------------------------------
                              7    SOLE VOTING POWER
 NUMBER OF
                                     7,000,000
  SHARES                      --------------------------------------------------
                              8    SHARED VOTING POWER
BENEFICIALLY
                                          0
 OWNED BY                     --------------------------------------------------
                              9    SOLE DISPOSITIVE POWER
   EACH
                                     7,000,000
 REPORTING                    --------------------------------------------------
                              10   SHARED DISPOSITIVE POWER
  PERSON
                                     0
   WITH
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            7,000,000
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             /X/

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               49.4%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

               CO
--------------------------------------------------------------------------------
                        *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  656031-10-1                                           Page 3


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Norland Partners, L.P.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) / /
                                                                         (b) /X/

--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     00
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or (e)                                                             / /

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     A Delaware limited partnership
--------------------------------------------------------------------------------
                              7    SOLE VOTING POWER
 NUMBER OF
                                          0
  SHARES                      --------------------------------------------------
                              8    SHARED VOTING POWER
BENEFICIALLY
                                     7,000,000
 OWNED BY                     --------------------------------------------------
                              9    SOLE DISPOSITIVE POWER
   EACH
                                          0
 REPORTING                    --------------------------------------------------
                              10   SHARED DISPOSITIVE POWER
  PERSON
                                     7,000,000
   WITH
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            7,000,000
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             /X/

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               49.4%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

               PN
--------------------------------------------------------------------------------
                        *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  656031-10-1                                           Page 5


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Novatech Management Corporation (the stockholders of which are Reynald G. Bonmati and Albert S. Waxman)
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) / /
                                                                         (b) /X/

--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     00
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or (e)                                                             / /

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     A Delaware limited partnership
--------------------------------------------------------------------------------
                              7    SOLE VOTING POWER
 NUMBER OF
                                      396,049
  SHARES                      --------------------------------------------------
                              8    SHARED VOTING POWER
BENEFICIALLY
                                      7,000,000
 OWNED BY                     --------------------------------------------------
                              9    SOLE DISPOSITIVE POWER
   EACH
                                      396,049
 REPORTING                    --------------------------------------------------
                              10   SHARED DISPOSITIVE POWER
  PERSON
                                      7,000,000
   WITH
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            7,396,049
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             /X/

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               52.2%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

               CO
--------------------------------------------------------------------------------
                        *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 656031-10-1                                                     Page 5


          On September 11, 1997, Norland Medical Systems, Inc. (the "Company") purchased (the "Acquisition") all of the issued and outstanding stock of Norland Corporation ("Norland Corp.") from Norland Medical Systems B.V. ("NMS BV"). The purchase price for the Norland Corp. stock was $17,500,000, consisting of (a) $1,250,000 cash paid to NMS BV at closing and (b) a 7% promissory note issued by the Company to NMS BV. The Company had the right to pay principal of the note by delivering shares of the Common Stock, par value $.0005 per share, of the Company ("Common Stock"), valued at the average closing prices for the five trading days preceding the payment date.

          The Acquisition has been the subject of an ongoing litigation in the Court of Chancery of the State of Delaware, New Castle County. On December 31, 1998, the Company entered into a settlement agreement with respect to this litigation. In connection with the settlement, the purchase price of the Norland Corp. stock was reduced to $8,700,000. The 7% promissory note was reduced by $8,800,000, an additional $1,890,000 of principal was paid by the Company delivering 7,000,000 shares of Common Stock (the "Shares") to NMS BV valued at the five day average closing price formula referred to above ($.27 per share), and a new 61/2% promissory note in the principal amount of $5,560,000 was issued to NMS BV.

          Norland Partners, L.P. ("Norland Partner") is a stockholder of NMS BV, and Novatech Management Corporation ("Novatech Management") is the sole general partner of Norland Partners. Novatech Management is the owner of 396,049 shares of Common Stock. These shares were transferred to Novatech Management by Norland Partners in 1997.

          NMS BV, Norland Partners and Novatech Management are filing this
Schedule 13D by virtue of the acquisition of the Shares by NMS BV. NMS BV, Norland Partners and Novatech Management disclaim that they constitute a "person" or "group" as such terms are used in Section 13(d) of the Securities Exchange Act of 1934. Each of NMS BV, Norland Partners and Novatech Management disclaims beneficial ownership of the Common Stock owned by the other two entities. The filing of this Schedule 13D shall not be construed as an admission of such beneficial ownership or that NMS BV, Norland Partners and Novatech Management constitute such a person or group.

Item 1.  SECURITY AND COMPANY

          This statement relates to the Common Stock of Norland Medical Systems, Inc.. The principal executive offices of the Company are located at 106 Corporate Park Drive, Suite 106, White Plains, New York 10604.

Item 2.  IDENTITY AND BACKGROUND.

          Norland Medical Systems B.V. is a Netherlands corporation with an address at Admiraliteskade 50, 3063 ED Rotterdam, P. O. Box 4433, 3006 AK Rotterdam, The Netherlands. The names and addresses of the managing directors of NMS BV are as follows: Reynald G. Bonmati, whose address is Premium Point, New Rochelle, New York 10801; Hans Schiessl, whose address is Markgrafenstrasse 8,75117 Pforzheim, Germany; and Albert S. Waxman, whose address is 137 East Inlet Drive, Palm Beach, Florida 33480. The principal business of NMS BV is that of a holding company. The principal occupation and employment of Mr. Bonmati is that of President of Norland Medical
Systems,, Inc. The principal occupation or employment of Mr. Schiessl is that of Geschaftsfuhrer (chief executive officer) of Stratec Medizintechnik GmbH. The principal occupation or employment of Dr. Waxman is that of Senior Managing Partner, Psilos Group Managers, LLC, an investment firm.
Mr. Bonmati and Dr. Waxman are citizens of the United States. Mr. Schiessl is a citizen of Germany.

          Norland Partners, L.P., is a Delaware limited partnership with an address at Premium Point, New Rochelle, New York 10801. The principal business of Norland Partners is that of a private investment fund. The sole general partner of Norland Partners is Novatech Management Corporation, a Delaware corporation with an address at Premium Point, New Rochelle, New York 10801. Mr. Bonmati and Dr. Waxman are the directors and stockholders of Novatech Management.

          Neither NMS BV, Norland Partners, Novatech Management, Mr. Bonmati, Mr. Schiessl nor Dr. Waxman has, during the past five years, been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

Item 3.  SOURCE AND AMOUNTS OF FUNDS OF OTHER CONSIDERATION.

          The Shares were issued to NMS BV by the Company in payment of a portion of the principal of the Company's promissory note, as described in the paragraphs preceding Item 1, above.

Item 4.  PURPOSE OF TRANSACTION.

          This Amendment is being filed as a result of the issuance of the Shares to NMS BV, as described above. It is possible that in the future the undersigned may acquire additional shares of Common Stock, either by additional payments of principal of the promissory note held by NMS BV or by purchases, and may transfer or sell shares of Common Stock.

          Subject to the foregoing, the undersigned do not have any plans or proposals which relate to or would result in:

          (a) The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

          (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

          (c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

          (d) Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

          (e) Any material change in the present capitalization or dividend policy of the Company;

          (f) Any other material change in the Company's business or corporate structure;

          (g) Changes in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

          (h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

          (i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

          (j)  Any action similar to any of those enumerated above.

Item 5.  INTEREST IN SECURITIES OF THE COMPANY.

          (a) NMS BV and Norland Partners may each be deemed to be the beneficial owner of 7,000,000 Shares (49.4% of the total outstanding). Novatech Management may be deemed to be the beneficial owner of 7,396,049 shares of Common Stock (52.2% of the total outstanding). This figure includes: (i) 396,049 shares owned directly by Novatech Management; and (ii) the 7,000,000 Shares owned by NMS BV. Norland Partners and Novatech Management may be deemed to beneficially own the Shares owned by NMS BV due to their relationships with NMS BV. Norland Partners is a stockholder of NMS BV, and Novatech Management is the sole general partner of Norland
Partners. Beneficial ownership of the Shares owned by NMS BV is disclaimed by Norland Partners and Novatech Management, except to the extent of their proportionate interest in NMS BV.

          (b) NMS BV has sole power to vote and dispose of the 7,000,000 Shares owned directly by it. Novatech Management has sole power to vote and dispose of the 396,049 shares of Common Stock owned by it. Norland Partners and Novatech Management may be deemed to have shared power to vote and dispose of the 7,000,000 Shares owned by NMS BV.

          (c) There have been no transactions in securities of the Company effected during the past sixty days by the undersigned other than as described herein.

          (d) No other person has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the securities of the Company owned by NMS BV, Norland Partners and Novatech Management.

          (e)  Not applicable.


Item 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS
         OR RELATIONSHIPS WITH RESPECT TO
         SECURITIES OF THE COMPANY

          The Shares were issued to NMS BV pursuant to the Stock Purchase Agreement dated as of February 26, 1997, as amended by an Amendment to Stock Purchase Agreement dated as of December 31, 1998. The Agreement contains provisions pursuant to which, among other things, additional shares of Common Stock can be issued to NMS BV and shares issued pursuant to such Agreement have certain registration rights.


Item 7.  MATERIAL TO BE FILED AS EXHIBITS.

         1.   Joint Filing Agreement.

         2.    Amendment to Stock Purchase Agreement between the Company and NMS
BV.

         3. Stock Purchase Agreement between the Company and NMS BV (this Agreement is an Exhibit to the Company's Proxy Statement filed with the Securities and Exchange Commission on July 25, 1997 and is incorporated herein by reference).

          After reasonable inquiry and to the best of its knowledge and belief, each of NMS BV, Norland Partners and Novatech Management certifies that the information set forth in this statement is true, complete and correct.

Dated:  January 8, 1999

                                   NORLAND MEDICAL SYSTEMS B.V.



                                   By: /s/ Reynald G. Bonmati
                                      -----------------------------------
                                           Reynald G. Bonmati
                                           Managing Director


                                   NORLAND PARTNERS, L.P.
                                   By:  Novatech Management Corporation
                                          General Partner



                                   By: /s/ Reynald G. Bonmati
                                      -----------------------------------
                                           Reynald G. Bonmati
                                           President


                                   NOVATECH MANAGEMENT CORPORATION



                                   By: /s/ Reynald G. Bonmati
                                      -----------------------------------
                                           Reynald G. Bonmati
                                           President